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                               December 21, 2021

       Heather Childress
       Vice President, Deputy General Counsel
       Nextracker Inc.
       6200 Paseo Padre Parkway
       Fremont, California 94555

                                                        Re: Nextracker Inc.
                                                            Amendment No. 5 to
Draft Registration Statement on Form S-1
                                                            Submitted December
10, 2021
                                                            CIK No. 0001852131

       Dear Ms. Childress:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS/A submitted December 10, 2021

       Management's discussion and analysis of financial condition and results of operations
       Critical accounting policies and significant management estimates, page
101

   1. Based on your updated interim results of operations, please more fully address the following:
                                                            In regard to
contract estimates, we note under results of operations you disclose that for certain
projects, total anticipated costs of the project exceeded revenue due to the increasing costs
on freight and steel and as a result, you recorded $11.7 million in the six-month period
ended October 1, 2021 related to loss contracts    and you    expect
                                                             such impacts to
continue through the fiscal year   . Disclose and discuss the
                                                             significant
assumptions underlying the contract losses you recorded including: the
 Heather Childress
Nextracker Inc.
December 21, 2021
Page 2
           number of contracts for which you recorded losses; the time periods during which you expect loss contracts to be completed; and, if applicable, a range of reasonably possible additional losses you may incur. Also, based on your disclosure that you expect such impacts to continue through the fiscal year, specifically address the extent to which you have assumed increases in steel and freight costs due to container shortages and other logistics challenges resulting from the COVID-19 pandemic will impact all remaining performance obligations.
             In regard to product warranty, we note the significant decrease in warranty expense in the current interim period relative to the comparable interim period. Disclose and discuss the significant assumptions underlying warranty expenses and explain the reasons for the significant decrease in warranty expenses during the current interim period.

        You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at
(202) 551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Jay Ingram at (202) 551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameHeather Childress
                                                           Division of
Corporation Finance
Comapany NameNextracker Inc.
                                                           Office of
Manufacturing
December 21, 2021 Page 2
cc:       Lindsey A. Smith
FirstName LastName